                                                                  EXHIBIT 12.1
                   SMITH INTERNATIONAL, INC. AND SUBSIDIARIES
                       RATIO OF EARNINGS TO FIXED CHARGES
                          (IN THOUSANDS EXCEPT RATIOS)



                                             Six Months   Six Months
                                               Ended        Ended                     Year Ended December 31,
                                              June 30,     June 30,    -------------------------------------------------------
                                               1997         1996       1996         1995         1994         1993        1992
                                               ----         ----       ----         ----         ----         ----        ----
FIXED CHARGES:
  Interest on debt and amortization
  of premiums, discounts and capitalized
  expenses related to indebtedness           $12,698      $7,747      $ 18,883     $14,543      $10,480     $ 6,334      $10,961
  Interest element of rentals (1)                991         745         1,490       1,393        1,264       1,145        1,037
  Preferred stock dividend requirements           --          --            --          --           --         868        1,740
                                             -------     -------      --------     -------      -------     -------      -------
  Total Fixed Charges                        $13,689     $ 8,492      $ 20,373     $15,936      $11,744     $ 8,347      $13,738
                                             =======     =======      ========     =======      =======     =======      =======

EARNINGS AVAILABLE TO COVER FIXED CHARGE:

   Net income (loss) from continuing
    operations                               $45,042     $27,929      $ 64,444     $45,592      $35,879     $(3,995)     $ 1,164

   Add back:

   Minority interests of majority owned
   subsidiaries                               18,737       9,858        24,833      15,809        8,838          --           --
   Provision (benefit) for income taxes       22,069      10,794        26,798      12,609        6,815         468       (1,007)

   Fixed charges                              13,689       8,492        20,373      15,936       11,744     $ 8,347       13,738
                                             -------     -------      --------     -------      -------     -------      -------

TOTAL EARNINGS AVAILABLE TO COVER FIXED
   CHARGES                                   $99,537     $57,073      $136,448     $89,946      $63,276     $ 4,820      $13,895
                                             =======     =======      ========     =======      =======     =======      =======
RATIO OF EARNINGS TO FIXED CHARGES              7.27        6.72          6.70        5.64         5.39      n/a (2)        1.01
                                             =======     =======      ========     =======      =======     =======      =======
AMOUNT BY WHICH EARNINGS WERE INADEQUATE
   TO COVER FIXED CHARGES                                                                                   $ 3,527
                                                                                                            =======

____________________
(1) Amounts represent the portion of rental expense estimated to represent a reasonable approximation of the interest component.
(2) Excluding the effect of a $19.9 million litigation settlement charge, the 1993 ratio of earnings to fixed charges for the Company was 2.96.